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                      May 4, 2022

       Mitchell Sabshon
       Chairman of the Board and Chief Executive Officer
       InPoint Commercial Real Estate Income, Inc.
       2901 Butterfield Road
       Oak Brook, Illinois 60523

                                                        Re: InPoint Commercial
Real Estate Income, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed April 28,
2022
                                                            File No. 333-264540

       Dear Mr. Sabshon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction
       cc:                                              Jason W. Goode, Esq.